Exhibit 2.23.
Bovespa (São Paulo) AMBV4 - Preferred
AMBV3 - Common
NYSE (New York)   ABV - Preferred
ABVc - Common

Press Release issued by AmBev on August 8, 2006

AMBEV ANNOUNCES THE CLOSING OF THE TRANSACTION RELATING TO QUILMES INDUSTRIAL S.A. (“QUINSA”)

São Paulo, August 8, 2006 - Companhia de Bebidas das Américas - AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announces that it has closed the transaction announced on April 13th, 2006, pursuant to which Beverages Associates (BAC) Corp. (“BAC”) agreed to sell all its remaining shares in Quinsa to AmBev for a total purchase price of US$1.25 billion. With the closing of this transaction, AmBev’s equity interest in Quinsa has increased from 56.72% to 91.18% of its total share capital.

AmBev expects the transaction to increase synergies between the operations of Quinsa and AmBev throughout the Southern Cone. The transaction reflects AmBev’s commitment to market growth in Argentina, Uruguay, Paraguay, Bolivia and Chile.

The Companies

Quinsa is the largest brewer in Argentina, Bolivia, Paraguay and Uruguay, having a share of the Chilean market as well. It also is the sole Pepsi bottler in Argentina and Uruguay.

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma, Antarctica. AmBev also produces and distributes its own soft drink brands, such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea. AmBev has been present in Argentina since 1993 through Brahma.

For additional information, please contact the Investor Relations Department: Fernando Tennenbaum Isabella Amui +55 11 2122-1415 +55 11 2122-1414 ir@ambev.com.br
WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.